UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER CUSIP NUMBER
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Atlantic Tele-Network, Inc. Full Name of Registrant
Former Name if Applicable
10 Derby Square Address of Principal Executive Office (Street and Number)
Salem, Massachusetts 01970 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Atlantic Tele-Network, Inc. (the "Company") was unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "2006 Form 10-K") by the initial filing deadline of March 16, 2007. The Company determined that it had previously incorrectly recorded a greater amount of expense relating to its obligations to the defined benefit pension plan of its GT&T subsidiary than required by the Statement of Financial Accounting Standards ("SFAS") No. 87, Employers' Accounting for Pension, and requires additional time to finalize those adjustments. Accordingly, the Company underreported its net income for the years 2004 and 2005. While these errors were immaterial to such periods, correction of the accumulated errors would be material to the 2006 financial statements and, therefore, the Company is adjusting its opening retained earnings for fiscal 2004 and the reported results for 2004 and 2005.

        The Company believes that these adjustments are not material to prior financial statements and include the following:

    •
    For the years ended December 31, 2004 and 2005, the Company estimates that net income will increase by approximately $0.3 million and $0.2 million, respectively. For each of the quarters ended March 31, 2005, June 30, 2005 and September 31, 2005, the Company estimates that general and administrative expense will decrease by approximately $0.1 million, resulting in a negligible increase in net income for each period.

    •
    The Company expects that stockholders' equity as of December 31, 2004 will increase by approximately $1.1 million and total liabilities will decrease by approximately $1.4 million. The Company expects that stockholders' equity as of December 31, 2005 will increase by approximately $1.3 million and total liabilities will decrease by approximately $1.6 million.

Pursuant to the SEC's recently issued Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which is effective for fiscal years ending after November 15, 2006, the Company has determined that a cumulative-effect adjustment is not applicable in the circumstances and will adjust previously reported amounts. None of the anticipated adjustments impact reported revenues, cash balances or cash flows of the Company for any period nor do they relate in any way to the reported value of the assets of the GT&T pension plan. Management believes that this matter does not constitute a "material weakness" in internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. The foregoing information is preliminary and is subject to the completion of the Company's Section 404 review process and the filing of the 2006 Form 10-K, which it expects to file within the prescribed 15-day extension period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Justin D. Benincasa	(978)	619-1300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A comparison of the Company's operating results for the years ended December 31, 2006 and 2005 are significantly impacted by the contributions of the Sovernet and Commnet businesses which the Company acquired in February 2006 and September 2005, respectively. For the year ended December 31, 2006, revenue is anticipated to be $155.4 million, an increase of $53.1 million or 52% as compared to revenue of $102.3 million for the year ended December 31, 2005. For the year ended December 31, 2006, earnings are anticipated to be $23.5 million as compared to $13.8 million for the same period in 2005, an increase of $9.7 million or 70%. On a per share basis, net income increased from $1.11 per basic and $1.10 per diluted share in 2005 to $1.73 per basic and $1.72 per diluted share in 2006.

Atlantic Tele-Network, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	/s/ Justin D. Benincasa

Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).